Exhibit (m)

Distribution (12b-1) Plan

SECTION 1. BACKGROUND

This Distribution Plan (the “Plan”) is adopted by the Board of Directors of the UBS Puerto Rico Family of Funds (the “Board”) with respect to each Fund listed on Appendix A, and certain Classes thereof in accordance with the provisions of Rule 12b-1 under the 1940 Act. When more than one Class is offered by a Fund, actions that require the approval of a majority of the outstanding voting securities of the Fund shall mean the approval of a majority of the outstanding voting securities of a Class when such actions relate to a particular Class offered by the Fund.

SECTION 2. AUTHORIZATION

Each Fund is authorized to pay to UBS Financial Services Incorporated of Puerto Rico (the “Distributor”) or to such other entities as approved by the Board (each a “Payee”), as compensation for the distribution-related and/or shareholder services provided by such entities, up to an amount equal to the annual rate set forth in Appendix A hereto, as amended from time to time, based on the average daily net assets of the Shares. Payments include any compensation paid by a Fund under this Plan (the “Payments”). The Payments shall be accrued daily and paid monthly or at such other interval, as the Board shall determine, and the proceeds there from may be used by the Payees to pay any expenses or costs incurred for distribution-related or shareholder servicing activities. This Plan does not limit otherwise permissible payments by the Funds for primarily non-distribution shareholder services or by other parties for distribution services or primarily non- distribution shareholder services.

SECTION 3. PAYMENTS

On behalf of each Fund, a Payee may spend such amounts and incur such expenses as it deems appropriate or necessary on any activities or expenses primarily intended to result in or relate to the sale of Fund Shares (distribution activities) or for the servicing and maintenance of shareholder accounts of each Fund (service activities).

SECTION 4. DISTRIBUTION AND SERVICE ACTIVITIES

Distribution and service activities, respectively, include but are not limited to: (i) any sales, marketing and other activities primarily intended to result in the sale of Fund Shares and (ii) providing services to holders of Fund Shares related to their investment in the Fund, including without limitation providing assistance in connection with responding to a Fund’s shareholder inquiries regarding the Fund’s investment objective, policies and other operational features, and inquiries regarding shareholder accounts. Expenses for such activities include compensation to employees, and expenses, including overhead and telephone and other communication expenses, of a Payee who engage in or support the distribution of Fund Shares, or who provide shareholder servicing such as responding to a Fund’s shareholder inquiries regarding the Fund’s operations; the incremental costs of printing (excluding typesetting) and distributing prospectuses, statements of additional information, annual reports and other periodic reports for use in connection with the offering or sale of Fund Shares to any prospective investors; and the costs of preparing, printing and distributing sales literature and advertising materials used by the Distributor, UBS Asset Managers of Puerto Rico, a division of UBS Trust Company of Puerto Rico (the “Adviser”) or others in connection with the offering of Fund Shares for sale to the public.

SECTION 5. LIMITATION OF SHAREHOLDER AND DIRECTOR LIABILITY

The Directors and the shareholders of any Fund shall not be liable for any obligations of the Funds or of any single Fund under the Plan, and each Payee shall, in asserting any rights or claims under this Plan, look only to the assets and property of the Funds or a Fund to which such Payee’s rights or claims relate in settlement of such rights or claims, and shall not look to the assets or property of the Directors of the Funds, the shareholders of any the Fund, or to the assets or property of any Fund or Class to which such rights or claims do not relate.

SECTION 6. MISCELLANEOUS

(A) The terms “majority of the outstanding voting securities” and “interested person” shall have the meanings ascribed thereto in the 1940 Act.

(B) If any provision of the Plan shall be held invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

SECTION 7. AMENDMENT

The Plan may be amended at any time by the Board, provided that: (i) any material amendments to the Plan shall be effective only upon approval of the Board and a majority of the Independent Directors who have no direct or indirect financial interest in the operation of the Plan or in any agreement related to the Plan (the “Qualified Directors”) pursuant to a vote cast in person at a meeting called for the purpose of voting on the amendment to the Plan and (ii) any amendment which increases materially the amount which may be spent by the Trust pursuant to the Plan with respect to any Fund shall be effective only upon the additional approval a majority of the outstanding voting securities of that Fund.

SECTION 8. REVIEW AND RECORDS

(A) Each Payee shall prepare and furnish to the Board, and the Board shall review at least quarterly, written reports setting forth all amounts paid under the Plan to a Payee and identifying the activities for which each such payment was made.

(B) The Board of Directors shall preserve copies of the Plan, each agreement related to the Plan and each report prepared and furnished pursuant to this Section in accordance with Rule 12b-1 under the 1940 Act.

SECTION 9. EFFECTIVENESS; DURATION; AND TERMINATION

With respect to a Fund or a Class of a Fund, as applicable, the Plan:

(A) Shall become effective upon approval by: (i) a vote of at least a majority of the outstanding voting securities of that Fund or Class, and (ii) the Board, including a majority of the Qualified Directors, pursuant to a vote cast in person at a meeting called for the purpose of voting on approval of the Plan;

(B) Shall remain in effect for a period of one year from the date of its effectiveness, unless earlier terminated in accordance with this Section, and thereafter shall continue in effect, provided that such continuance is approved annually by the Board, including a majority of the Qualified Directors pursuant to a vote cast in person at a meeting called for the purpose of voting on continuance of the Plan; and

(C) May be terminated without penalty at any time by a vote of: (i) a majority of the Qualified Directors or (ii) a vote of a majority of the outstanding voting securities of that Fund or Class.

APPENDIX A

Distribution Plan

Payments

Fund	Classes	Rule 12b-1 Fee (1)
Puerto Rico Short Term Investment Fund, Inc.	Class A	0.125%
U.S. Municipal & Income Fund, Inc.	Class A	0.25%
Multi-Select Multi Select Securities Puerto Rico Fund	Class A, Class L	0.25% (Class A), 0.75% (Class L)

Note: All percentages are based on average daily net assets.

Approval History

Action	Date
BoD adopted the procedures	5/11/2021